Exhibit 12

FOR IMMEDIATE RELEASE

Contact: Mike Ogburn
(502) 636-4415, office
(502)262-0224, cellular
mogburn@kyderby.com

# CHURCHILL DOWNS INCORPORATED REPORTS 2003 EARNINGS

**LOUISVILLE, Ky. (Feb. 10, 2004)** - Churchill Downs Incorporated (Nasdaq: CHDN) ("CDI" or the "Company") today reported earnings for the fourth quarter and year ended Dec. 31, 2003, that were consistent with the guidance previously provided by the Company.

Net revenues for the year totaled $424.2 million, a 3.3-percent decline from $438.8 million in 2002. Net earnings totaled $1.80 per fully diluted share, compared with $1.57 per diluted share in 2002, which included a special asset impairment charge of $0.21 per diluted share. The Company had previously provided guidance for 2003 full-year earnings of approximately $1.80 per diluted share.

For the fourth quarter of 2003, the Company reported net revenues of $92.7 million, down 15.5 percent from the $109.7 million reported during the same period in 2002. Net loss was $274,000, or ($0.02) per diluted share, versus earnings of $2.0 million or $0.15 per diluted share in the fourth quarter of 2002. Racing calendar changes and the riverboat subsidy reduction at Hoosier Park principally accounted for the disparity year-over-year.

Thomas H. Meeker, CDI's president and chief executive officer, said, "I'm pleased with our results for the year, particularly when considering such challenges as the loss of the subsidy in Indiana, the smoking ban in Florida and the workers' compensation issue in California. We were able to successfully counter these factors through the strength of the Kentucky Derby, the continued growth of the Churchill Downs Simulcast Network ("CDSN"), the benefits of our new credit facility and our continued emphasis on efficiency.

"In 2004, we will continue to face the challenges noted above as well as renovations at Churchill Downs racetrack which will proceed through Derby and Oaks and both meets," Meeker continued. "Additionally, in 2004, we will make substantial investments in people and technology that will create a customer-driven organization and an innovative growth platform through our Customer Relationship Management ("CRM") effort. These strategic investments will reposition the Company for future growth."

Meeker concluded, "Based upon the above, as well as the impact of non-recurring factors at Arlington Park and Hoosier Park, we estimate our 2004 earnings at approximately $1.70 per share, and a first quarter loss of $0.92."

5

A conference call regarding this release is scheduled for Wednesday, Feb. 11, 2004, beginning at 9 a.m. EST. Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com or www.fulldisclosure.com or by calling (913) 981-5508 at

Exhibit 12

least 10 minutes before the appointed time. The online replay will be available at approximately noon and continue for two weeks. A six-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 709882 when prompted for the access code. A copy of the Company's press release announcing earnings and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com/investor_relations.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). CDI uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, CDI's operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of CDI's financial results in accordance with GAAP.

Churchill Downs Incorporated, headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. The Company's racetracks in California, Florida, Illinois, Indiana and Kentucky host 114 graded-stakes events and many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Hollywood Gold Cup and Arlington Million. CDI racetracks have hosted nine Breeders' Cup World Thoroughbred Championships – more than any other North American racing company. CDI also owns off-track betting facilities and has interests in various telecommunications and racing services companies that support CDI's network of simulcasting and racing operations. CDI trades on the Nasdaq National Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

*This news release contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements represent our judgment concerning the future and are subject to risks and uncertainties that could cause our actual operating results and financial condition to differ materially. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the*

6

*impact of increasing insurance costs; the impact of interest rate fluctuations; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; a substantial change in law or regulations affecting our pari-mutuel activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its facilities near our operations; our continued ability to effectively compete for the country's top horses*

Exhibit 12

*and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.*

7

## CHURCHILL DOWNS INCORPORATED
## CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS
### for the twelve and three months ended December 31, 2003 and 2002
### (Unaudited)
### (In thousands, except per share data)

| | Twelve Months Ended December 31, | | Three Months Ended December 31, | |
| --- | --- | --- | --- | --- |
| | 2003 | 2002 | 2003 | 2002 |
| Net revenues | $ 424,233 | $ 438,842 | $ 92,691 | $ 109,739 |
| Operating expenses | | | | |
|   Purses | 152,170 | 158,716 | 35,046 | 41,859 |
|   Other direct expenses | 193,763 | 194,821 | 48,613 | 47,631 |
| | 345,933 | 353,537 | 83,659 | 89,490 |
|   Gross profit | 78,300 | 85,305 | 9,032 | 20,249 |
| Selling, general and administrative expenses | 34,021 | 35,366 | 8,683 | 9,839 |
| Asset impairment loss | - | 4,500 | - | 4,500 |
|   Operating income | 44,279 | 45,439 | 349 | 5,910 |
| Other income (expense): | | | | |
|   Interest income | 1,316 | 332 | 120 | 78 |
|   Interest expense | (6,221) | (8,830) | (1,505) | (1,884) |
|   Miscellaneous, net | 1,074 | (1,451) | 386 | (357) |
| | (3,831) | (9,949) | (999) | (2,163) |
| Earnings (loss) before income taxes | 40,448 | 35,490 | (650) | 3,747 |
| Income tax (provision) benefit | (16,310) | (14,521) | 376 | (1,760) |

Exhibit 12

| | | | | |
|---|---|---|---|---|
| Net earnings (loss) | $  24,138 | $  20,969 | $      (274) | $    1,987 |

| Net earnings (loss) per common share data: | | | | |
|---|---|---|---|---|
| Basic | $1.83 | $1.60 | $(0.02) | $0.15 |
| Diluted | $1.80 | $1.57 | $(0.02) | $0.15 |

| Weighted average shares outstanding: | | | | |
|---|---|---|---|---|
| Basic | 13,189 | 13,123 | 13,231 | 13,146 |
| Diluted | 13,392 | 13,359 | 13,231 | 13,410 |

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

8

## CHURCHILL DOWNS INCORPORATED
## SUPPLEMENTAL INFORMATION BY OPERATING UNIT
### for the twelve and three months ended December 31, 2003 and 2002
### (Unaudited)
### (In thousands)

| | Twelve Months Ended December 31, | | Three Months Ended December 31, | |
|---|---|---|---|---|
| | 2003 | 2002 | 2002 | 2003 |
| **Net revenues from external customers:** | | | | |
| Kentucky Operations | $      84,010 | $      84,117 | $      12,359 | $      13,231 |
| Hollywood Park | 75,239 | 81,177 | 19,179 | 22,408 |
| Arlington Park | 74,259 | 75,675 | 6,497 | 14,208 |
| Calder Race Course | 66,280 | 68,460 | 23,672 | 25,136 |
| Hoosier Park | 42,801 | 55,150 | 11,631 | 13,974 |
| CDSN | 77,423 | 70,461 | 18,681 | 20,088 |
| Total racing operations | 420,012 | 435,040 | 92,019 | 109,045 |
| Other investments | 2,889 | 2,692 | 341 | 441 |
| Corporate revenues | 1,332 | 1,110 | 331 | 253 |
| | $   424,233 | $   438,842 | $   92,691 | $   109,739 |
| **Intercompany net revenues:** | | | | |
| Kentucky Operations | $      25,531 | $      21,131 | $      5,014 | $      4,271 |
| Hollywood Park | 12,795 | 12,719 | 3,844 | 4,327 |
| Arlington Park | 8,722 | 8,426 | 55 | 1,217 |
| Calder Race Course | 13,281 | 12,783 | 5,480 | 5,498 |
| Hoosier Park | 210 | 212 | 121 | 101 |

Exhibit 12

| | 2003 | 2002 | 2003 | 2002 |
|---|---|---|---|---|
| Total racing operations | 60,539 | 55,271 | 14,514 | 15,414 |
| Other investments | 2,171 | 2,240 | 703 | 669 |
| Corporate expenses | 984 | 1,456 | 219 | 353 |
| Eliminations | (63,694) | (58,967) | (15,436) | (16,436) |
| | $ - | $ - | $ - | $ - |
| | | | | |
| **EBITDA:** | | | | |
| Kentucky Operations | $ 18,093 | $ 11,425 | $ (2,549) | $ (6,329) |
| Hollywood Park | 8,268 | 12,717 | 755 | 4,140 |
| Arlington Park | 9,078 | 7,912 | (2,355) | 1,360 |
| Calder Race Course | 14,232 | 14,533 | 6,648 | 7,396 |
| Hoosier Park | 2,280 | 7,699 | 408 | 1,845 |
| CDSN | 18,912 | 16,982 | 4,489 | 4,946 |
| Total racing operations | 70,863 | 71,268 | 7,396 | 13,358 |
| Other investments | 1,457 | (396) | 381 | (96) |
| Corporate expenses | (6,484) | (7,195) | (1,874) | (2,695) |
| Eliminations | - | (62) | - | - |
| | $ 65,836 | $ 63,615 | $ 5,903 | $ 10,567 |

Certain financial statement amounts have been reclassified in the prior periods to conform to current period presentation.

9

**CHURCHILL DOWNS INCORPORATED**
**SUPPLEMENTAL INFORMATION**
**for the twelve and three months ended December 31, 2003 and 2002**
**(Unaudited)**
**(In thousands)**

The following table is a reconciliation of our non-GAAP financial measure of EBITDA to the accompanying financial statements:

| | Twelve Months Ended December 31, | | Three Months Ended December 31, | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| Total EBITDA | $ 65,836 | $ 63,615 | $ 5,903 | $ 10,567 |
| Depreciation and amortization | (20,483) | (19,627) | (5,168) | (5,014) |
| Interest income (expense), net | (4,905) | (8,498) | (1,385) | (1,806) |
| Provision for income taxes | (16,310) | (14,521) | 376 | (1,760) |

Exhibit 12

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Net earnings | $ | 24,138 | $ | 20,969 | $ | (274) | $ | 1,987 |

## CHURCHILL DOWNS INCORPORATED
## CONDENSED CONSOLIDATED BALANCE SHEETS
### (In thousands)

| | December 31, 2003 (unaudited) | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 16,440 | $ 14,662 |
| Restricted cash | 1,613 | 3,247 |
| Accounts receivable, net | 36,693 | 34,435 |
| Deferred income taxes | 2,254 | 2,159 |
| Other current assets | 4,120 | 5,988 |
| Total current assets | 61,120 | 60,491 |
| Other assets | 15,941 | 10,606 |
| Plant and equipment, net | 367,229 | 338,381 |
| Goodwill, net | 52,239 | 52,239 |
| Other intangible assets, net | 7,464 | 7,495 |
| Total assets | $ 503,993 | $ 469,212 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 34,466 | $ 31,189 |
| Accrued expenses | 38,227 | 32,509 |
| Dividends payable | 6,625 | 6,578 |
| Deferred revenue | 18,050 | 14,876 |
| Long-term debt, current portion | 5,740 | 508 |
| Total current liabilities | 103,108 | 85,660 |
| Long-term debt, due after one year | 121,096 | 122,840 |
| Other liabilities | 11,719 | 12,603 |
| Deferred income taxes | 13,094 | 13,112 |
| Total liabilities | 249,017 | 234,215 |

Exhibit 12

| | | |
|---|---:|---:|
| Commitments and contingencies | - | - |
| Shareholders' equity: | | |
| Preferred stock, no par value; | | |
| 250 shares authorized; no shares issued | - | - |
| Common stock, no par value; 50,000 shares authorized; issued: 13,250 shares December 31, 2003 and 13,157 shares December 31, 2002 | 128,583 | 126,043 |
| Retained earnings | 126,754 | 109,241 |
| Accumulated other comprehensive loss | (361) | (222) |
| Note receivable for common stock | - | (65) |
| Total shareholders' equity | 254,976 | 234,997 |
| Total liabilities and shareholders' equity | $ 503,993 | $ 469,212 |

11